Grant F. Adamson Chief Governance Officer

May 12, 2010

Via EDGAR and
Telecopier – (703) 813-6963

Mr. Jay Williamson
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549-0405

Re:	Temple-Inland Inc.
Form 10-K for Fiscal Year Ended January 2, 2010
Filed February 23, 2010
File No. 001-08634
Schedule 14A
Filed March 23, 2010

Dear Mr. Williamson:

We received the comments on the referenced filings from the staff of the Division of Corporation Finance contained in the letter dated May 11, 2010, from John Reynolds to Doyle Simons.  As mentioned to you, because of travel schedules for some of our personnel involved in preparing our response, we would appreciate additional time to respond to the comments.  We will respond no later than May 31, 2010, which I understand is acceptable to you.

We appreciate your consideration in this matter.  If you should have any questions or comments regarding this matter or need any additional information, please feel free to contact me.

Very truly yours,

/s/ Grant F. Adamson

Grant F. Adamson

cc:           Doyle R. Simons

1300 S. MoPac Expy., 3rd Floor  Austin, Texas 78746  512.434.3745  Fax 512.434.8180